

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 22, 2008

Mr. Donald R. Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K3P1

> **Re:     Getty Copper Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **Form 6-K furnished May 8, 2008**
> **File no:  000-29578**

Dear Mr. Willoughby:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.     We note your Form 20-F does not include the financial statements and US GAAP reconciliation that is required by Items 8 and 17 of Form 20-F.  Further, we note your notation in the exhibit table indicating the financial statements had been previously filed.  We presume you are referring to the Form 6-K that was

furnished (not filed) on May 8, 2008.    Refer to the Instructions to Item 19 of Form 20-F and Rule 12b-23 (a)(3) of Regulation 12B for guidance on incorporating by reference.  Please amend your Form 20-F either to include the financial statements and US GAAP reconciliation in the main body of the document, or to attach this financial information as an exhibit if you are incorporating by reference.

Tabular Disclosure of Contractual Obligations, page 29

2.    We note that your mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interests at 7.5% per annum, and is repayable on October 1, 2012.  However, this contractual obligation is not included in the tabular presentation.  Please revise your tabular disclosure accordingly, or tell us why you believe the exclusion of these mortgage payments is appropriate under Item 5(F) of Form 20-F.

Controls and Procedures, page 48

3.    We note your disclosure stating that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of *December31, 2005.*  Please comply with Item15(a) of Form 20-F, which requires the evaluation of the effectiveness of your disclosure controls and procedures a*s of the end of* the period *covered by your report.*

Further, your disclosure currently states that your disclosure controls and procedures were effective only in alerting you on a timely basis to material information required to be included in your reports filed or submitted under the Exchange Act.

Please understand that the term *disclosure controls and procedures*, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), is somewhat more comprehensive than you have identified in your disclosure, entailing the following:

> "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

Please revise your disclosure to either present your conclusion about the effectiveness of your disclosure controls and procedures without the qualification introduced by specifying certain areas of effectiveness, or to expand your current statement to encompass all aspects of the definition above.

4.      It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007.  Since you filed an
        annual report for the prior fiscal year, it appears you are required to report on your
        management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76).  You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77).  You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            http://www.sec.gov/info/smallbus/404guide.shtml.

5.      Given management's failure to provide its report on internal control over
        financial reporting, if you previously concluding that your disclosure controls and
        procedures were effective as of December 31, 2007, you would need to clarify
        that because of this failure, you must now conclude that your disclosure controls
        and procedures were not effective *as of the end of the fiscal year* covered by your
        report.

        We also note that you have not included the certifications from your chief
        executive officer and your chief financial officer in the exhibits to your Form 20-
        F.  Refer to Exhibit Instruction 12 under Item 19 of Form 20-F for additional
        guidance.

        Please note that the failure to complete management's assessment adversely
        affects the company's and its shareholders ability to avail themselves of rules and
        forms that are predicated on the current or timely filing of Exchange Act reports.
        For further information regarding these impacts, please see Compliance and

Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

## Form 6-K Furnished on May 8, 2008

### General

6.      Please number the pages to your financial statements and management discussion
        and analysis.

### Financial Statements

Audit Report

7.      We note that although the introductory paragraph of the audit opinion indicates
        that De Visser Gray LLP has audited each of the three year period ended
        December 31, 2007, the opinion paragraph only covers the most recently
        completed two years.  Please ask your auditors to resolve this inconsistency and
        amend your report to include a revised audit opinion.

### Statements of Operations and Deficit

8.      We note under Canadian GAAP you have presented costs from a legal settlement
        separate from your other expenses.  Generally, under US GAAP these types of
        costs are classified as operating expenses.  Please tell us why you have not
        discussed this difference in presentation in your US GAAP reconciliation
        footnote.

### Note 12  Differences between Canadian and United States Accounting Principles

Mineral Rights

9.      We note your disclosure that "…under US GAAP all exploration and
        development costs incurred prior to the determination of economic feasibility are
        expensed."

        Under U.S. GAAP, it is important to distinguish between exploration and
        development costs, and ensure correlation of these terms with your reserve
        findings.  We generally find that costs incurred prior to establishing proven and
        probable reserves, as defined by Industry Guide 7, should be expensed as incurred
        for US GAAP purposes.  The costs incurred after mineral reserves have been
        established in constructing the infrastructure necessary to extract the reserves and
        preparing the mine for production, represent development costs that are

capitalized under US GAAP.  Tell us the extent to which you have adhered to this guidance when preparing your US GAAP reconciliation and submit the revisions necessary to clarify and confirm your accounting policy.  In addition, you should refrain from using the term "development" when describing your current activities until you are able to report mineral reserves.

10.    We also note that all mineral rights costs which you had capitalized under Canadian GAAP were expensed for US GAAP purposes.  Please note mineral rights acquisition costs may be capitalized pursuant to the guidance in EITF 04-2; however, such costs must be tested for impairment under SFAS 144 and EITF 04-3.  Please submit the revision you propose to clarify the treatment of acquisition costs under US GAAP.

Flow-through Shares and Escrowed Shares

11.    We note that you disclose the Canadian accounting treatments for flow-through shares and escrowed shares as material variations from the U.S. GAAP with no apparent presentation of such shares in your financial statements.  Please identify the adjustments in your financial statements that are associated with the differences in accounting for these shares under U.S. GAAP.  Provide further details about the underlying shares (e.g. details of issuance, periods over which qualifying expenditures are made, and quantification of differences between issuance price and market price of non-flow through shares.)

 Statements of Operations and Deficit

12.    Please note that your loss per share data under US GAAP should be rounded to the nearest cent so as not to suggest that a greater level of precision exists than is present in your financial results.

Balance Sheets

13.    We note you have adjusted the share capital and contributed surplus account balances when presenting your balance sheet in accordance with US GAAP. Please tell us the nature of these adjustments.  Note that Item 17 requires all quantified differences to be accompanied with a discussion of material variations in accounting principles, practices and methods used in preparing the financial statements between Canadian and U.S. GAAP.

Engineering Comments

General

14.     We note that your website and some of your press releases refer to or use the terms "measured," "indicated," and "inferred," resources.  If you continue to make references on your web site or in press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC's website at

> http://www.sec.gov/edgar.shtml

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters.  You may contact George K. Schuler  Mining Engineer, at (202) 551- 3718 with questions about engineering comments.  Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief